Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272750

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 7 DATED DECEMBER 16, 2024

TO THE PROSPECTUS DATED JUNE 6, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of IPC Alternative Real Estate Income Trust, Inc., dated June 6, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to IPC Alternative Real Estate Income Trust, Inc. unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of January 2, 2025;
•
to disclose the calculation of our November 30, 2024 NAV per share for all share classes; and
•
to provide an update on the status of our Offering.

January 2, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 2, 2025 (and repurchases as of December 31, 2024) is as follows:

Transaction Price (per share)
Class T	$24.1347
Class S	$24.3083
Class D	$24.3083
Class I	$24.3083

As of the date of this Supplement, we had not sold any Class S or Class D shares. Until we sell shares of Class S and Class D common stock, the transaction price for these classes is based on NAV per share of our Class I shares as of November 30, 2024. We will separately compute the NAV per share of each one of these new classes once we have shares of that class outstanding. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

November 30, 2024 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.ipcaltreit.com and is made available on our toll-free, automated telephone line at 866-MY-Inland (866-694-6526). Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for a discussion of how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Transactions or events have occurred since November 30, 2024 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2024 along with the immediately preceding month.

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company's common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of November 30, 2024 (dollars and shares/units in thousands):

Components of NAV	As of November 30, 2024
Investments in real estate	$412,250
Cash and cash equivalents	7,202
Restricted cash	342
Other assets	11,334
Debt	(272,865)
Other liabilities(1)	(16,671)
Net asset value	$141,592
Total shares/units outstanding	5,811
(1)
Includes accrued distribution fees. Distribution fees only apply to Class T shares and units, Class S shares and units and Class D shares and units. For purposes of calculating NAV, we recognize the distribution fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the distribution fee as an offering cost at the time we sell Class T shares and units, Class S shares and units, and Class D shares and units. As of November 30, 2024, we had accrued under GAAP $21 of distribution fees payable to Inland Securities Corporation (the “Dealer Manager”) related to the Class T shares and units. As of November 30, 2024, we had not sold or issued any Class S shares or units or Class D shares or units and, therefore, we had not accrued any distribution fees payable to the Dealer Manager related to such shares or units. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table sets forth our NAV and NAV per share/unit by class as of November 30, 2024 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class T Shares/Units	Class I Shares/Units	Class A Units	Total
Net asset value	$312	$6,657	$134,623	$141,592
Number of outstanding shares/units	13	274	5,524	5,811
NAV per share/unit as of November 30, 2024	$24.1347	$24.3083	$24.3707

Set forth below are the weighted averages of the key assumptions used by our independent valuation advisor in the discounted cash flow analysis used for the November 30, 2024 valuations, based on property type:

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.51%	6.32%
Self-Storage	8.16%	6.41%
Education	8.25%	6.75%

A change in these key assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our property investment values:

Property Type	Hypothetical Change	Healthcare	Self-Storage	Education
Discount rate (weighted average)	0.25% decrease	1.85%	1.94%	1.78%
	0.25% increase	(1.74)%	(1.66)%	(1.78)%
Exit capitalization rate (weighted average)	0.25% decrease	2.38%	2.44%	2.23%
	0.25% increase	(2.06)%	(2.06)%	(2.00)%

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company’s common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of October 31, 2024 (dollars and shares/units in thousands):

Components of NAV	As of October 31, 2024
Investments in real estate	$411,920
Cash and cash equivalents	7,119
Restricted cash	334
Other assets	11,729
Debt	(272,648)
Other liabilities(1)	(16,203)
Net asset value	$142,251
Total shares/units outstanding	5,851
(1)
Includes accrued distribution fees. Distribution fees only apply to Class T shares and units, Class S shares and units and Class D shares and units. For purposes of calculating NAV, we recognize the distribution fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the distribution fee as an offering cost at the time we sell Class T shares and units, Class S shares and units, and Class D shares and units. As of October 31, 2024, we had accrued under GAAP $18 of distribution fees payable to Inland Securities Corporation (the “Dealer Manager”) related to the Class T shares and units. As of October 31, 2024, we had not sold or issued any Class S shares or units or Class D shares or units and, therefore, we had not accrued any distribution fees payable to the Dealer Manager related to such shares or units. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table sets forth our NAV and NAV per share/unit by class as of October 31, 2024 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class T Shares/Units	Class I Shares/Units	Class A Units	Total
Net asset value	$248	$6,620	$135,383	$142,251
Number of outstanding shares/units	10	273	5,568	5,851
NAV per share/unit as of October 31, 2024	$24.1400	$24.2688	$24.3158

Status of our Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 198,694 shares of our common stock (consisting of 175,274 Class I shares, 21,154 Class T shares and 2,266 Class D shares; no Class S shares were issued or sold as of such date) in the primary offering for total proceeds of $4.9 million and (ii) 357 shares of our common stock (consisting of 336 Class I shares and 21 Class T shares) pursuant to our distribution reinvestment plan for a total value of $8,687. We intend to continue selling shares in the Offering on a monthly basis.